U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                           CHIPOTLE MEXICAN GRILL, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp Apr 23
                            Investors should reject Chipotle's #sayonpay given pervasive #execpay problems - see CtW IG letter http://ow.ly/w5oEu #corpgov
[The letter in the link attached to this tweet is available at: http:// www.sec.gov/Archives/edgar/data/1058090/000137773914000016/CMGltr.txt.]


(CtW Investment Group logo) CtW Investment Group @CtWInvGrp  4h
                            Shareholder group takes aim at #Chipotle
                            #execpay - The Denver Post via @denverpost http:
                            //ow.ly/w9ClS  #corpgov $CMG
[The article in the link attached to this tweet is a Denver Post story available at: http://www.denverpost.com/business/ci_25632973/ shareholder-group-takes-aim-at-chipotle-executive-pay.]
]